Purchase and Sale Agreement

(Residential)

This form authorized for use ONLY by active Real Estate Licensee Subscribers of Alaska Multiple Listing Service, Inc.

Dated	Brokerage Names	AK MLS ID #	Brokerage Ph
08/15/2022	Listing Brokerage: RealtySimple	151	(907) 885-2350
	Selling Brokerage: RealtySimple		

MLS # 22-11416

Licensee Names	License #	Direct Ph	Cell Ph	Email Address
Listing 1: Daniel Potts	18270		(907) 322-3267	daniel@realtysimple.com
Listing 2:				
Selling 1: Daniel Potts				
Selling 2:				

Licensee Relationships: The Seller and Buyer acknowledge the following:

a) **Listing Licensee 1** ☐ is representing the Seller only (may assist the Buyer); or ☒ is assisting both the Buyer and Seller as a Neutral Licensee; or ☐ is assisting the Seller without representation.
Listing Licensee 2 ☐ is representing the Seller only (may assist the Buyer); or ☐ is assisting both the Buyer and Seller as a Neutral Licensee; or ☐ is assisting the Seller without representation.

b) **Selling Licensee 1** ☐ is representing the Buyer only (may assist the Seller); or ☒ is assisting both the Buyer and Seller as a Neutral Licensee; or ☐ is representing the Seller only (may assist the Buyer); or ☐ is assisting the Buyer without representation.
Selling Licensee 2 ☐ is representing the Buyer only (may assist the Seller); or ☐ is assisting both the Buyer and Seller as a Neutral Licensee; or ☐ is representing the Seller only (may assist the Buyer); or ☐ is assisting the Buyer without representation.

1) Buyer(s), HCO 1, LLC **, hereby deposit(s) earnest money of** Ten Thousand and 00/100-- ($ 10,000.00)Dollars evidenced by: ☐ Cash ☒ Personal Check ☒ Cashier's Check ☐ Note, Due on ______, (date) ☒ Or Due within two (2) business days of fully executed purchase agreement shall be held in trust by ☐ Listing Broker ☐ Selling Broker as earnest money on and part payment for the purchase of real property and improvements situated in Anchorage (city or area) 99502 (zip), in the Anchorage Recording District, State of Alaska, described as:
4101 North Point Drive, Anchorage, AK 99502 (Address)
Campbell Lake Heights #4 L1 B3 (Legal) (the Property).

2) Purchase Price:
Seven Hundred Sixty Two Thousand and 00/100 ($ 762,000.00)Dollars

Minimum Down Payment (including earnest money shown above) .... $ or % ______

3) Terms:
Buyer ☐ does ☐ does not intend to occupy Property as Buyer's primary residence.

Property Type (check one): ☐ Single Family ☐ Condominium ☐ PUD ☐ Duplex ☐ Triplex ☐ Fourplex ☐ Other ______

Check one below:

a) ☒ **All Cash Offer:**
No loan is needed to purchase the Property; Buyer shall provide Seller written third-party documentation verifying sufficient funds to close no later than 08/17/2022 (date) 5 (time). Seller shall have ____ business days (three (3) if not filled in) after receipt of documentation to notify Buyer, in writing, if the verification of funds is not acceptable. If Buyer fails to provide such documentation, or if Seller finds verification of funds unacceptable, Seller may terminate this Purchase Agreement. Failure of Seller to provide Buyer written notice of objection shall be considered acceptance of verification of funds.

b) ☐ **New Financing: Recording is contingent upon Buyer obtaining financing as follows:**
Check the appropriate block(s) below:
☐ Conventional
☐ FHA – (Attach Required Form(s))

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Buyer(s) Initials **Seller(s) Initials**

Doc ID: 429ac1e93563ad99a74dda66fd6b5cd1cdf044ea

❑ VA – (Attach Required Form(s))
❑ Alaska Housing Finance Corporation under the following program ________________________________
❑ RD - Rural Development
❑ Other ____

i) On or before ____________________, (date) the Buyer will provide the Seller a letter from ____ (Lender) verifying the following items:
   (1) a satisfactory credit report,
   (2) acceptable income,
   (3) source of down payment,
   (4) availability of funds to close, and
   (5) that loan approval ❑ is or ❑ is not contingent on the lease, sale or recording of a sale of any property.

ii) Buyer agrees to make a complete loan application with Lender, and provide verification to the Seller from the Lender by ____________(date).

iii) If Buyer does not reveal a fact or contingency to the Lender and this purchase does not record because of that nondisclosure after initial application, the Buyer shall be in default.

iv) In the event Buyer fails to provide Seller with documentation required in (i) and (ii) by the respective dates above, this Purchase Agreement may be terminated at the election of the Seller. If the Seller terminates this agreement, Seller to provide written notice to Buyer within ___ (3 business days if not filled in) days from the dates noted in (i) and (ii) above.

v) Buyer must obtain Seller's approval in writing of any change in Lender, type of financing or allocation of closing costs.

vi) Buyer agrees to pay all fees and satisfy all conditions, in a timely manner, required by the Lender for processing of loan application. Buyer agrees the interest rate offered by Lender is not a contingency of this Purchase Agreement, so long as Buyer qualifies for the financing herein agreed. Availability of any financing program may change at any time, Brokers and Licensees are not responsible for representations or guarantees as to availability of any loans, project and/or property approvals or interest rates.

c) ❑ **Seller Financing:**

i) $_______________ payable at $_______________, or more, per month including _____ % interest per annum for _____ years.

ii) The parties are encouraged to negotiate the important terms of seller financing now, and to include such terms in Additional Terms and Conditions, or in a separate addendum. Important terms may include form of financing documents (contract, note and trust deed or mortgage), due on sale clause, prepayment option, penalties, remedies upon default, etc., if any.

iii) Buyer shall provide Seller with documentation, as required by Seller, verifying Buyer's ability to purchase according to the price, terms and conditions of the Purchase Agreement by ____________________, (date).

iv) Seller Financing is contingent upon the Seller's approval of the above documentation on or before ____________________, (date). In the event Buyer fails to obtain Seller's approval, this Purchase Agreement shall automatically terminate.

4) Costs:

The costs shall be paid by Buyer (B) or Seller (S) as indicated below. Costs payable by both Buyer and Seller to be shared equally. **Buyer to pay for any fees due to requirements of the lender not covered below.**

ITEM	B	S	ITEM	B	S	ITEM	B	S	ITEM	B	S
Lender Origination Fee			**Credit Report**			**Owner Title Insurance**		X	**Smoke Detectors**		X
Commitment Fee			**Reserves**			**ALTA Title Insurance**	X		**CO Detectors**		X
Discount Points			**Prepaid Interest**			**Recording Fee**	X	X	**As-Built Survey / Recert.**		X
MIP/PMI(default insurance)						**Escrow Closing Fee**	X	X			
VA Funding Fee			**Sales Tax**			**Annual Escrow Fee**			**Tests for On-Site Systems:**		
Rural Dev. Loan Fee			**Resale Certificate /**			**Bank Set-Up Fee**			**Well Flow (Quantity)**		
Lender Doc. Prep Fee			**Public Offer Statement**			**Assume/Transfer Fee**			**Basic Water Quality**		
Lender Processing Fee			**HOA Transfer/Doc Fees**			**Assessments Levied**		X	**PIWA Water**		
Flood Certification		X	**HOA Assessments**			**Assessments Pending**		X	**Other Specified Water Test**		
Tax Registration		X	**HOA Questionnaire**			**Attorney Doc Prep Fee**	X	X	**Septic Inspection**		
Home Warranty			**Appraisal**			**Brokerage Fee**		X	**DEC/MOA/COSA Fees**		
						Referral Fee of 1.25% of Purchase Price		X			

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_____ / _____ / _____ **Buyer(s) Initials** DP / _____ / _____ **Seller(s) Initials**

Doc ID: 429ac1e93563ad99a74dda66fd6b5cd1cdf044ea

5) Funds at Recording:
Seller and Buyer agree before recording can take place, funds provided to the Closing Agent shall be in the following form: cash; interbank electronic transfer; money order; a certified check or cashier's check drawn on a financial institution located in the state; or any above combination that permits the Closing Agent to convert the deposit to cash not later than the next business day (AS 34.80.040).

Wire Transfer Warning: Electronic means of transferring money (i.e. ETF, wire transfer, electronic check, direct deposit, etc.) are subject to sophisticated cyber fraud attacks. These attacks are even more prevalent in real estate transactions due to the large sums of money being exchanged. Parties are advised neither the Brokerage nor the Title Company will provide electronic transfer instructions by e-mail. Following money transfer instructions contained in an email from any party is inherently dangerous and should be avoided. The parties agree if they use, or authorize the use of, electronic transfer of funds in a transaction they hereby hold the Brokerages, their licensees and the designated Title Company harmless from any and all claims arising out of inaccurate transfer instructions, fraudulent interception of said funds and/or any other damage relating to the conduct of third parties influencing the transfer process or stealing funds.

6) Prorations:
Property taxes, interest on loans being assumed, prepaid rents, and HOA fees, if applicable, shall be prorated as of the date of recording.

7) Service Agreements:
Unless agreed otherwise in writing, the Seller will retain responsibility for any service agreements, including, but not limited to, security and monitoring systems.

8) Title/Survey:

a) The Seller shall convey title by statutory warranty deed or ______________________.
b) The Property may be subject to restrictions contained on the Plat; in the Deed; in covenants, conditions, and restrictions; or other documents noted in the preliminary title report.
c) On or before 08/19/2022 (date), Seller will, at Seller's sole expense, order the report and exceptions from Sam Buchite; Stewart Title (Title Company) and furnish to Buyer.
d) Upon receipt of the report and exceptions, Buyer shall have __________ business days (three (3) if not filled in) within which to notify Seller, in writing of any matters disclosed in the report, which are unacceptable to Buyer. Buyer's failure to timely object, in writing shall constitute acceptance of the report.
e) If, within __________ business days (three (3) if not filled in) following receipt of the objections, Seller fails to remove or correct the matters identified in the objections, or does not give written assurances reasonably satisfactory to Buyer that they will be removed or corrected prior to the recording date this transaction shall automatically terminate.
f) After recording, Buyer shall receive an owner's standard form policy of title insurance insuring marketable title in the Property to Buyer in the amount of the purchase price, free and clear of the objections and all other title exceptions agreed to be removed as part of this transaction.
g) Mineral rights may not pass with title to the Property.
h) Neither Seller nor Seller's licensee make any representation as to the location of the lot corners or boundary lines. Buyer accepts sole responsibility for identifying and locating the corners and boundary lines of the lot.
i) Survey, as-built survey, or recertification of survey shall be dated on or after ____________________, (date) **OR** ☒ as required by Lender and/or Title Company.

9) Documents/Disclosures Required By Law:

a) **Lead-Based Paint Warning:** Unless exempt, if the improvements on the Property include one or more residential dwelling(s) constructed prior to January 1, 1978, the Buyer shall not be obligated under the terms of this Purchase Agreement unless a completed Lead-Based Paint Disclosure form is signed by Seller and the Seller's real estate licensee(s), which must occur before the parties sign this Purchase Agreement. (See EPA pamphlet Protect Your Family From Lead in Your Home for more information.) If applicable, Buyer acknowledges receipt of the lead-based paint disclosure signed by the Seller prior to signing this offer.
b) Buyer ☒ has ☐ has not received a copy of the **State of Alaska Residential Real Property Transfer Disclosure Statement**.
c) Buyer ☒ has ☐ has not received a copy of the **Alaska Real Estate Commission Consumer Disclosure.**
d) **Sex Offenders:** The State of Alaska requires the registration of sex offenders residing within the State of Alaska (AS12.63.010). The Alaska Department of Public Safety is charged with maintaining the registry created. For more

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/ / Buyer(s) Initials
DP / / Seller(s) Initials

Doc ID: 429ac1e93563ad99a74dda66fd6b5cd1cdf044ea

information, contact the Alaska State Trooper Post, Municipal Police Department or on-line at the State of Alaska /Department of Public Safety (http://www.dps.state.ak.us) Internet site by clicking on the Sex Offender Registry. As a buyer, it is your responsibility to independently investigate and verify for yourself the acceptability of a property with respect to these issues. (AS34.70.050). **If Buyer elects to terminate this agreement based upon this investigation, Buyer must provide Seller with written notice within the time set forth in Paragraph 10l.**

e) The State of Alaska maintains a list of properties that have been identified by Alaska law enforcement agencies as illegal drug manufacturing sites, including meth labs. For more information on this subject and to obtain a list of these properties, go to http://www.dec.state.ak.us. **If Buyer elects to terminate this agreement based upon this investigation, Buyer must provide Seller with written notice within the time set forth in Paragraph 10l.**

f) If a Resale Certificate or a Public Offering Statement is required by law for the transfer of this Property, it is hereby agreed that the time for the Buyer to review these documents begins on the date the Buyer acknowledges in writing the receipt of these documents. **In the event that this Purchase and Sales Agreement terminates and Buyer has received a Resale Certificate or Public Offering Statement, the Buyer agrees to deliver the Resale Certificate or Public Offering Statement to Seller or Seller's Licensee.**

10) Physical Inspection of Property/Property Condition:

a) Until the date of possession or recording, whichever is earlier, Seller agrees to maintain the Property in its current condition, subject to ordinary wear and tear.

b) Buyer and Seller understand that Brokers and/or Licensees are not experts in the areas noted below and Buyer and Seller should rely solely on experts who are qualified in these areas. Brokers and/or their Licensees make no representations regarding the Property, including whether the residence or other improvements meet current building codes, safety or other requirements; and assume no duty to investigate or verify any disclosures made by Seller.

c) Buyer shall have the right, at Buyer's expense, to have a licensed contractor(s) or other qualified professional(s) to further inspect and investigate the subject Property on or before 08/26/2022 ,(date) _______ a.m. 5 p.m.(time).

d) Buyer is advised to hire a qualified, licensed, adequately insured inspector upon terms satisfactory to Buyer, which may cover some of the provisions below.

e) Seller to approve Buyer's selection of a qualified professional(s) prior to any inspection or action. Such approval will not be unreasonably withheld. Buyer requests approval of the following inspector(s):

Buyer's choice of any certified inspector

f) Seller shall make the premises available for all inspections. Buyer shall defend, indemnify and hold Seller, Brokers and Licensees harmless from all liability or property damage including any liens, claims, or personal injury arising from the Property inspections. This indemnity includes Seller's right to recover all costs and expenses incurred by Seller to enforce this subsection, including Seller's reasonable attorney fees. This provision shall survive the termination or buyer default of this Purchase Agreement.

g) Buyer's inspection may include, but is not limited to: square footage; rental/lease agreements; applicable school boundaries; city and borough zoning or use restrictions; erosion; avalanche hazards; sex offenders; pests; structural; plumbing; sewer/septic system; well (quantity/quality); heating; appliances; insulation; electrical; roof; soils; drainage; foundation; mechanical systems; lot corners and boundaries; code compliances; or possible past or present environmental hazards such as asbestos, mold, illegal drug or substance manufacturing including meth labs, urea-formaldehyde, radon gas, waste disposal sites, underground tanks, water contamination and/or other substances/products, etc.

h) Buyer understands that measurements for square footage and/or dimensions may vary. It is the Buyer's responsibility to verify square footage (within the time set forth in Paragraph 10c) and not rely on information received from Seller, Brokers and Licensees, or governmental agencies.

i) Buyer is responsible for researching whether the property is in a 'fire and/or road service' area.

j) Buyer is advised to research land use, land use permits, building regulations, status of building permits, final completion documentation, status of PUR 101, PUR 102, and zoning affecting the Property, as well as rebate and weatherization/energy audit programs that may or may not be available for the Property.

k) Buyer shall furnish to Seller copies of all reports obtained by Buyer concerning the subject Property at no cost to Seller. Buyer and Seller understand that any written reports generated as a result of any inspection(s) and investigation(s) of this Property become a material amendment to the State of Alaska Residential Real Property Transfer Disclosure Statement. Upon the receipt by Buyer of any such new property disclosure, Buyer has seventy-two (72) hours, or as otherwise allowed under AS Sec 34.70.020, to terminate this Purchase Agreement.

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Buyer(s) Initials **Seller(s) Initials** DP

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l) Buyer's request for repairs/remedies or termination shall be in writing, supported by written reports (if applicable), and delivered to Seller or Listing Licensee(s) not later than 08/26/2022, (date) _____ a.m. 5 p.m. (time).

m) Seller and Buyer to reach an agreement regarding Buyer's request for repairs/remedies, by 08/26/2022, (date) _____ a.m. 5 p.m. (time).

   i) If no agreement is reached by the above date, the Buyer shall exercise one of the following options, in writing, within _____ business days (three (3) if not filled in):
      1) Buyer may terminate this Purchase and Sales Agreement.
      2) Buyer may accept Seller's last counter offer of repairs/remedies.
      3) Buyer may accept the property with any and all property conditions and discoveries as a result of the Buyer's inspection process.

n) If the Buyer does not respond within the time allotted in 10.m.i, Seller may terminate this agreement in writing within ____ business days (three (3) if not filled in).

o) If Seller's corrections are subject to re-inspection and approval prior to closing, by the same or a qualified inspector approved above, Buyer shall pay for first re-inspection. Thereafter, Seller to pay for all additional re-inspection fees.

p) If Buyer fails to have the Property inspected or fails to provide Seller with a written request for repairs/remedies or termination, in accordance with this Purchase Agreement, Buyer accepts the Property in its present condition and as described in the Residential Real Property Transfer Disclosure Statement.

q) Except as otherwise specifically stated in this Purchase Agreement or the Residential Real Property Transfer Disclosure Statement, recording of this transaction shall constitute Buyer's acceptance of the Property AS IS, WHERE IS, at recording, with all defects, latent or otherwise. Neither Seller, Broker nor any Licensee shall be bound by any representation or warranty of any kind relating in any way to the Property, its condition, quality or quantity, except as specifically set forth in this Purchase Agreement or the Residential Real Property Disclosure Statement, which contains representations of the Seller only, and which is based upon the best of Seller's personal knowledge.

r) In the event the improvements on the Property are destroyed or materially damaged prior to recording, then, at the Buyer's option, this Purchase and Sale Agreement shall terminate upon Buyer's written notice to Seller.

11) Insurance:

It is the Buyers' responsibility to determine whether homeowners' or property owners' insurance can be obtained for this property, within the time frame set forth in Paragraph 10c, and provide evidence of availability of same as may be required prior to recording.

12) Appraisal:

a) If required, ❑ Buyer ❑ Seller agrees to advance funds for the appraisal fee to Lender not later than N/A, (date) and authorizes the Lender to order by N/A, (date).

b) Buyer agrees to provide copies of the appraisal report(s) and any re-inspection(s) to the Seller.

c) The completion of Purchase ❑ is ☒ is not contingent upon the appraisal of the Property being equal to or greater than the agreed upon Purchase Price.

d) If the completion of Purchase is contingent upon the appraisal, and the Property does not appraise for the Purchase Price or greater, the parties shall have _____ business days (three (3) if not filled in) from receipt of appraisal to re-negotiate the Purchase Price. In the event the parties do not reach agreement on the Purchase Price within this time, the Purchase Agreement shall automatically terminate. (In the event of FHA/VA loans, the FHA/VA Amendatory Clause shall supersede).

e) In the event the appraisal generates Lender-required repairs, repairs to be negotiated between Seller and Buyer.

f) If Seller and Buyer have not reached an agreement regarding Lender-required repairs, within __________ business days (three (3) if not filled in) of Seller's receipt of the appraisal, this Purchase Agreement shall automatically terminate.

g) If repairs/remedies are subject to re-inspection and approval prior to the recording date, Buyer shall pay for first re-inspection. Thereafter, Seller to pay for all additional re-inspection fees.

13) Recording/Possession:

a) This sale shall be recorded on 10/14/2022, (date) or earlier by mutual agreement. Prior to recording, Buyer and Seller agree to sign all reasonably necessary closing documents and to perform the reasonable conditions required by the Closing Agent and Buyer's Lender.

b) If obtaining new financing, and:

   i) If Buyer is unable to obtain a loan commitment from agreed Lender by Recording Date, through no fault of Buyer, Buyer to provide written notice to Seller immediately upon Buyer learning of their inability to obtain loan

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_____ / / Buyer(s) Initials   DP / / Seller(s) Initials

commitment from Lender. This Purchase Agreement shall terminate automatically unless Seller and Buyer agree to modifications by Amendment to this Purchase and Sale Agreement.

ii) If Buyer fails to provide notice of inability to obtain loan commitment by such date (13a), or as modified by Amendment, and this transaction does not record, through no fault of the Seller, Buyer shall be in default.

c) Seller shall deliver possession of the Property to the Buyer upon confirmation of recording or ❑ under attached occupancy agreement or ❑ other ______________________ .

d) Unless otherwise agreed in writing, Seller shall remove all debris, personal property not sold to Buyer, and leave the Property in clean condition. Seller shall provide keys and/or means to operate all locks, including but not limited to: mailboxes, security systems, alarms, garage door openers and any portable control devices for accessing the Property upon confirmation of recording.

e) Buyer may walk through the Property prior to recording to determine there have been no material changes to the condition of the Property.

f) If Property is a unit in a condominium or other common interest community, Buyer may be required to pay a deposit to the homeowners' association (HOA) to obtain access to HOA facilities.

14) Tenant Occupied Property:

Seller to provide rental/lease agreement(s) including lead based paint disclosure(s) (if applicable) within three (3) business days of fully executed Purchase Agreement which are subject to Buyer's approval within the time set forth in Paragraph 10c. Seller and Buyer shall comply with the regulations contained in the Alaska Landlord/Tenant Act. All deposits shall be transferred to the Buyer at recording. Seller to provide Estoppel Certificate(s) prior to closing.

15) Carbon Monoxide Detectors:

Carbon Monoxide (CO) is a colorless, odorless, and potentially fatal gas produced by the burning of fossil fuel. You are advised to use CO detectors in your property and have heating systems inspected and serviced regularly. **Alaska Statute AS 18.070.095(a).**

16) Home Warranty Protection Plans:

Home warranty protection plans (HWPP) may be available to buyers and/or sellers for residential properties, including multi-family units, during and after recording of this transaction. However, the HWPP does not replace the need for an independent home inspection. The Real Estate Brokerages do not warrant or provide any product or service in connection with the HWPP. **In the event Buyer and/or Seller choose not to purchase a HWPP prior to recording, this paragraph shall serve as acknowledgement Buyer and/or Seller wish to waive their right to purchase the plan.**

17) Brokerage Notice Regarding Earnest Money Deposits & Refunds:

Under Alaska law (12 AAC 64.200), earnest money must be deposited into the Real Estate Brokerage trust account in a timely manner. Alaska Statutes and Regulations also require real estate brokerages to ensure the bank has cleared the earnest money deposit before funds can be released. If an offer is not accepted, or Purchase and Sale Agreement terminates, there may be up to fourteen (14) business days delay in refunding the earnest money to the Buyer, to allow the Buyer's check to clear the Real Estate Brokerage Trust Account. If Buyer provides written documentation from their bank showing funds have been deposited in Broker's Trust Account, Alaska Statutes & Regulations require the Broker refund the earnest money to the Buyer not more than one business day after the Buyer's check has cleared.

18) Termination:

In the event this Purchase Agreement is terminated as provided for in this Purchase Agreement, absent a default by the Buyer, all earnest money shall be returned to the Buyer and all parties shall be relieved of their obligations as set forth herein.

19) Time is of the Essence and Remedies:

Seller and Buyer understand that time is of the essence. If any obligation is not performed or waived as provided, or if any note or check received as earnest money or any other payment is not paid, honored or tendered when due, there shall be the following remedies:

a) **If Buyer is in Default:** Except as provided in Paragraphs 3, 8e, 10k, 10l, 10m, 10q, 12d, 12f, 13b, 20 and 21, Seller's remedies shall be limited to liquidated damages in the amount of the earnest money set forth in Paragraph 1. It is agreed that such payments and things of value are liquidated damages and are Seller's sole and only remedy for Buyer's failure to perform the obligations of this contract. The parties agree that Seller's actual damages in the event of Buyer's default would be difficult to measure, and the amount of the liquidated damages herein provided for is a reasonable estimate of such damages.

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___ / ___ / ___ **Buyer(s) Initials**   DP / ___ / ___ **Seller(s) Initials**

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b) **If Seller is in Default:** Buyer may elect to treat this Purchase Agreement as canceled, in which case all earnest money paid by Buyer hereunder shall be returned and Buyer may recover such damages as may be proper, or Buyer may elect to treat this Purchase Agreement as being in full force and effect and Buyer shall have the right to specific performance or damages, or both.

20) Earnest Money Dispute:
Notwithstanding any termination of this Purchase Agreement, Buyer and Seller agree that, in the event of any controversy regarding the earnest money held by Broker, the Broker may:

a) Make the determination as to the cause of the failure of this Purchase Agreement and distribute the earnest money accordingly after giving notice to Cooperating Broker, or
b) Require the parties to execute an agreement for the release of the earnest money, in which case the earnest money shall be distributed in accordance with such agreement. If the parties are unwilling to execute an agreement for the release of earnest money, the parties shall submit the matter to mediation as provided below, and if mediation fails, the broker may file an interpleader action in a court of competent jurisdiction requesting the court to determine the distribution of the earnest money. Broker shall be entitled to an award from the earnest money of full reasonable attorneys' fees and costs.
c) In the event the Broker makes a determination as to the cause of the failure of the Purchase Agreement and distributes the Earnest Money accordingly, the parties hereto agree to indemnify and hold the Broker harmless from any and all claims, liabilities or losses that either party may incur as a result of the Broker's decision.

21) Mediation:
If a dispute arises relating to this Purchase Agreement, between or among Buyer and Seller, and is not resolved prior to or after recording, the parties shall first proceed in good faith to submit the matter to mediation. Costs to be shared by mutual agreement between or among the parties. Unless otherwise agreed in mediation, the parties retain their rights to proceed to arbitration or litigation. If the parties have not agreed to mediation within 30 days from date of original dispute, it will be assumed that they do not wish to mediate the dispute and the Broker will act accordingly.

22) Costs and Expenses:
In the event of any arbitration or litigation relating to this Purchase Agreement, the arbitrator or court shall award to the prevailing party all reasonable costs and expenses, including attorney fees.

23) Broker:

a) It is mutually agreed by all parties that the Brokers and/or their Licensees shall not be held liable in any manner whatsoever for damages arising from defaults or acts by or omissions of Buyer or Seller.
b) Both Buyer and Seller acknowledge Brokers are participants of the Alaska Multiple Listing Service, Inc., (AK MLS) and are authorized to report details of the sale to AK MLS.

24) Authorization to Release Information to Brokers:
Buyer and Seller authorize any Lender, escrow agent, closing agent, appraiser, home inspector, surveyor and any other related party to this sale to furnish and provide any and all information and copies of documents related to this sale to both the Listing and Selling Brokers and their Licensees.

25) Foreign Investment in Real Property Tax Act:
The Foreign Investment in Real Property Tax Act ("FIRPTA") requires every person who purchases real property located within the United States from a "foreign person" to deduct and withhold a percentage of the gross sales price from the Seller's proceeds as currently required by the U.S. Internal Revenue Service, with certain exceptions, and to pay the amount withheld to the IRS. A "foreign person" includes a non-resident alien individual, foreign corporation, foreign partnership, foreign trust, and foreign estate. Seller and Buyer agree to execute and deliver, as appropriate, any instrument, affidavit or statement, and to perform any acts reasonable or necessary to comply with FIRPTA.

26) Attachments:
The following attachments are hereby made part of this Purchase Agreement:

____

____

____

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_____ / _____ / _____ **Buyer(s) Initials**   DP / _____ / _____ **Seller(s) Initials**

27) Additional Terms and Conditions:

1.) Earnest money to be held at Stewart Title Company.

2.) Earnest money becomes non-refundable on 8/27/2022.

❑ See attached addendum for additional terms and conditions.

28) Acceptance/Notice of Acceptance/Delivery:

This offer may be accepted by being signed, or electronically signed, by the other party with no changes, and such acceptance shall be effective when a complete copy of the fully signed agreement is delivered to the other party by any one of the following methods:

a) Hand delivery to the other party or the other party's licensee or the other party's Brokerage;
b) Via email to the other party or the other party's licensee, but only if the person transmitting the email receives electronic confirmation that the email was received by the intended recipient; or
c) Via facsimile to the other party or the other party's licensee, but only if the transmitting fax machine prints a confirmation that the transmission was successful.

This Purchase Agreement may be signed in multiple counterparts with the same effect as if all parties signed the same documents.

Delivery of a photocopy, telefax, electronic, carbon or carbonless copy of a signed, or electronically signed, original of this Purchase Agreement or any other documents referred to herein shall be treated the same as delivery of the original.

© 2020 Alaska Multiple Listing Service, Inc. (AK MLS) All rights reserved.

/ / **Buyer(s) Initials** DP / / **Seller(s) Initials**

Doc ID: 429ac1e93563ad99a74dda66fd6b5cd1cdf044ea

29) Entire Agreement:
This Purchase Agreement, the Residential Real Property Transfer Disclosure Statement, and any attached addenda constitute the whole agreement between the parties. No warranties, including any warranty of habitability, agreements or representations have been made or shall be binding upon either party unless herein set forth. This document may not be modified except in writing and signed by the Parties.

a) Buyer agrees to purchase and pay for the above-described Property on the terms and conditions herein stated. Receipt of a copy of this Purchase Agreement is hereby acknowledged. Buyer understands this is a legally binding contract.

b) **Buyer agrees that recording of the sale will constitute an acknowledgment that the premises and its systems are acceptable at the time the sale is recorded.**

In the event the Seller or Seller's Licensee has failed to notify Buyer or Buyer's Licensee, of the Seller's signed acceptance prior to 08/16/2022, (date) _____ a.m. 8 p.m. (time), this offer shall terminate.

This Purchase Agreement has significant legal and financial consequences. You are advised to seek independent legal and financial counsel, including tax advice from a tax attorney or CPA, before signing. The Brokers and Licensees cannot give legal, tax or financial advice.

Buyer Signature(s)

1: [signature] Yevgeniy Davidzon, Authorized Signer for HCO 1, LLC   2. ____________   3. ____________

Date 08 / 16 / 2022   Time: ____________ _____ a.m. _____ p.m.

Print name(s) to be on documents HCO 1, LLC

Address ____________________

Phone ____________ E-Mail ____________

Name of Selling Broker's Office RealtySimple

Licensee Signature [signature] Daniel Potts   Licensee Signature ____________

Selling Licensee #1 Fax Number: ____________ Selling Licensee #2 Fax Number: ____________

Selling Licensee #1 Email: ____________ Selling Licensee #2 Email: ____________

Brokerage Fee:
A real estate broker may be compensated by any party to a real estate transaction, by a third party, or by one or more of the parties to the transaction splitting or sharing the compensation. Seller and/or Buyer agree to pay forthwith at recording a brokerage fee in cash as stated in the Personal Services Agreement. (i.e. Listing Agreement, Buyer's Agreement)

© 2020 Alaska Multiple Listing Service, Inc. (AK MLS) All rights reserved.

[initials] / / **Buyer(s) Initials**   DP / / [initials] **Seller(s) Initials**

Doc ID: 429ac1e93563ad99a74dda66fd6b5cd1cdf044ea

ALASKA MLS

Seller Response: (sign only one!)

- **Seller accepts the foregoing offer as written. Seller agrees to sell and convey the Property described on the terms and conditions herein stated. Seller understands this is a legally binding contract.**

Seller Signature(s)

1:__________ 2.__________ 3.__________

Date 08 / 15 / 2022 Time:__________ _____ a.m. _____ p.m.

- **Seller makes the attached Counter Offer**

Seller Signature(s)

1:__________ 2.__________ 3.__________

Date __________ Time:__________ _____ a.m. _____ p.m.

- **Seller hereby rejects the foregoing offer and declines to make a Counter Offer**

Seller Signature(s)

1:__________ 2.__________ 3.__________

Date __________ Time:__________ _____ a.m. _____ p.m.

Print name(s) __________

Address 4101 North Point Drive, Anchorage, AK 99502

Phone __________ E-Mail __________

Name of Listing Broker's Office RealtySimple

Licensee Signature __________ Licensee Signature __________
Daniel Potts

Listing Licensee #1 Fax Number: __________ Listing Licensee #2 Fax Number: __________

Listing Licensee #1 Email: daniel@realtysimple.com Listing Licensee #2 Email: __________

© 2020 Alaska Multiple Listing Service, Inc. (AK MLS) All rights reserved.

___ / ___ / ___ **Buyer(s) Initials** ___ / ___ / ___ **Seller(s) Initials**